Exhibit 99.1

Yalla Group Limited Announces Unaudited Fourth Quarter and Full Year 2021 Financial Results

DUBAI, UAE, March 14, 2022 /PRNewswire/ -- Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the leading voice-centric social networking and entertainment platform in the Middle East and North Africa (MENA), today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter Ended December 31, 2021 Financial and Operating Highlights

•
Revenues were US$67.6 million in the fourth quarter of 2021, representing an increase of 39.7% from the fourth quarter of 2020.
•
Revenues generated from chatting services in the fourth quarter of 2021 were US$49.0 million.
•
Revenues generated from games services in the fourth quarter of 2021 were US$18.6 million.
•
Net income was US$19.1 million in the fourth quarter of 2021 and net margin1 was 28.2%, compared with net income of US$9.0 million in the fourth quarter of 2020.
•
Non-GAAP net income2 was US$27.6 million in the fourth quarter of 2021, representing an increase of 18.2% from the fourth quarter of 2020. Non-GAAP net margin3 was 40.8% in the fourth quarter of 2021.
•
Average MAUs4 increased by 71.0% to 28.1 million in the fourth quarter of 2021 from 16.4 million in the fourth quarter of 2020.
•
The number of paying users5 on our platform increased by 61.0% to 8.4 million in the fourth quarter of 2021 from 5.2 million in the fourth quarter of 2020.

1 Net margin is net income as a percentage of revenues.

2 Non-GAAP net income represents net income excluding share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

3 Non-GAAP net margin is non-GAAP net income as a percentage of revenues.

4 “Average MAUs” refers to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our mobile applications at least once during a given period.

5 “Paying users” refers to registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our platform at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free. “Registered users” refers to users who have registered accounts on our platform as of a given time; a registered user is not necessarily a unique user, however, as an individual may register multiple accounts on our platform, and consequently, the number of registered users we present in this press release may not equal the number of unique users who have registered on our platform as of a given time.

Full Year 2021 Highlights

•
Revenues were US$273.1 million in 2021, representing an increase of 102.4% from 2020.
•
Revenues generated from chatting services were US$208.2 million.
•
Revenues generated from games services were US$64.9 million.
•
Net income was US$82.6 million in 2021 and net margin was 30.2%, compared with net income of US$3.2 million in 2020.
•
Non-GAAP net income was US$126.5 million in 2021, representing an increase of 97.7% from 2020. Non-GAAP net margin was 46.3% in 2021.

Key Operating Data	For the three months ended
	December 31, 2020	December 31, 2021

Average MAUs (in thousands)	16,413	28,060

Paying users (in thousands)	5,236	8,429

“2021 was a remarkable year for Yalla. We made tremendous progress in expanding our product portfolio, establishing an integrated ecosystem and elevating the rich diversity of our business and its services to new heights,” said Mr. Yang Tao, Founder, Chairman and CEO of Yalla. “Of special note, we successfully launched the MENA region’s first-ever social metaverse app, WAHA, enabling our users to enjoy immersive, 3D social scenes. We also recently released YallaChat version 0.3, iterating our IM product with new features tailored to MENA’s local user preferences. Moreover, our game distribution business progressed smoothly, with investments in mid-core to hard-core game projects. As always, we strive to broaden our product range through diverse developments, investments and collaborations devoted to fulfilling MENA users’ evolving online social networking and entertainment needs.

“Our operating performance maintained robust growth momentum in the fourth quarter of 2021. Our group’s MAUs reached 28.1 million, up 71.0% year over year, and our paying users swelled to 8.4 million, representing growth of 61.0% year over year. We will continue to extend and deepen our relationship with our user base and promote the monetization of our products. In addition, we will soon release our first annual ESG report. We remain relentless in our social responsibility efforts and committed to delivering long-term sustainable value for our shareholders,” Mr. Yang concluded.

“We sustained our steady financial performance through the fourth quarter of 2021, achieving a 39.7% year over year increase in the group’s total revenues to $67.6 million,” said Ms. Karen Hu, Chief Financial Officer of Yalla. “For the full year of 2021, our revenues reached US$273.1 million, more than doubling year-over-year, driven by the growth in our user base and advanced monetization capabilities. We also maintained a net margin of 30.2% and non-GAAP net margin of 46.3% in 2021 while at the same time accelerating our new business, demonstrating our effective cost management. As we advance, we remain committed to our growth strategy – we are confident that enhancements to our product portfolio will create future growth opportunities by further expanding our user base and revenues, providing a sound foundation for long-term profitability.”

Fourth Quarter 2021 Financial Results

Revenues

Our revenues were US$67.6 million in the fourth quarter of 2021, a 39.7% increase from US$48.3 million in the fourth quarter of 2020. The increase was primarily driven by the broadening of Yalla’s and Yalla Ludo’s user base and monetization capability enhancements. Our average MAUs increased by 71.0% from 16.4 million in the fourth quarter of 2020 to 28.1 million in the fourth quarter of 2021. Another primary contributor to our solid revenue growth was the significant growth in the number of paying users, which increased from 5.2 million in the fourth quarter of 2020 to 8.4 million in the fourth quarter of 2021.

In the fourth quarter of 2021, our revenues generated from chatting services were US$49.0 million and our revenues generated from games services were US$18.6 million.

Costs and expenses

Our total costs and expenses were US$49.3 million in the fourth quarter of 2021, compared with US$39.0 million in the fourth quarter of 2020. The increase was primarily due to our expanding business scale, partially offset by lower share-based compensation expenses recognized during the fourth quarter of 2021.

Our cost of revenues was US$23.9 million in the fourth quarter of 2021, compared with US$18.4 million in the fourth quarter of 2020.The increase was mainly driven by an increase in commission fees for third-party payment platforms resulting from our expanding business scale, partially offset by lower share-based compensation expenses of US$1.6 million recognized during the fourth quarter of 2021, a 25.7% decrease from US$2.2 million in the fourth quarter of 2020. Excluding share-based compensation expenses, cost of revenues as a percentage of our total revenues remained relatively stable at 33.0% in the fourth quarter of 2021, compared with 33.6% in the fourth quarter of 2020.

Our selling and marketing expenses were US$13.3 million in the fourth quarter of 2021, compared with US$7.6 million in the same period last year. The increase was mainly driven by higher advertising and market promotion expenses led by our continued user acquisition efforts and expanding product portfolio, partially offset by lower share-based compensation expenses of US$1.9 million during the fourth quarter of 2021, compared with US$3.2 million in the fourth quarter of 2020. Excluding share-based compensation expenses, selling and marketing expenses as a percentage of our total revenues increased from 9.2% in the fourth quarter of 2020 to 16.9% in the fourth quarter of 2021.

Our general and administrative expenses were US$8.1 million in the fourth quarter of 2021, compared with US$11.3 million in the same period last year. The decrease was mainly driven by lower share-based compensation expenses of US$4.7 million recognized during the fourth quarter of 2021, a 46.4% decrease from US$8.8 million in the fourth quarter of 2020, partially offset by an increase in salaries and other benefits for our general and administrative staff. This in turn was driven by an expansion of our general and administrative staff. Excluding share-based compensation expenses, general and administrative expenses as a percentage of our total revenues remained relatively stable at 5.1% in the fourth quarter of 2021, compared with 5.4% in the fourth quarter of 2020.

Our technology and product development expenses were US$3.9 million in the fourth quarter of 2021, compared with US$1.6 million in the same period last year. The increase was mainly driven by an increase in salaries and benefits for our technology and product development staff. As a result, excluding share-based compensation expenses, technology and product development expenses as a percentage of our total revenues increased from 2.9% in the fourth quarter of 2020 to 5.3% in the same period of 2021.

Operating income

Operating income was US$18.3 million in the fourth quarter of 2021, compared with operating income of US$9.3 million in the fourth quarter of 2020.

Non-GAAP operating income6

Non-GAAP operating income (which excluded share-based compensation expenses) in the fourth quarter of 2021 was US$26.8 million, a 13.2% increase from US$23.7 million in the same quarter last year.

Income tax expense

Our income tax expense was US$0.79 million in the fourth quarter of 2021, compared with US$0.33 million in the fourth quarter of 2020.

Net income

As a result of the foregoing, our net income was US$19.1 million in the fourth quarter of 2021, compared with net income of US$9.0 million in the fourth quarter of 2020.

6 Non-GAAP operating income represents operating income excluding share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Non-GAAP net income

Non-GAAP net income (which excluded share-based compensation expenses) in the fourth quarter of 2021 was US$27.6 million, a 18.2% increase from US$23.3 million in the same quarter last year.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.13 and US$0.11 respectively in the fourth quarter of 2021, while basic and diluted earnings per ordinary share were both US$0.06 in the same period of 2020.

Non-GAAP earnings per ordinary share7

Non-GAAP basic and diluted earnings per ordinary share were US$0.18 and US$0.16 respectively in the fourth quarter of 2021, compared with US$0.16 and US$0.15 respectively in the same period of 2020.

Cash and cash equivalents

As of December 31, 2021, we had cash and cash equivalents of US$351.5 million, compared with cash and cash equivalents of US$326.3 million as of September 30, 2021.

Share Repurchase Program

Pursuant to the 2021 Share Repurchase Program announced on May 21, 2021, in the fourth quarter, the company repurchased 418,289 American depositary shares (“ADSs”) representing 418,289 Class A ordinary shares from the open market with cash for an aggregate amount of approximately US$3.1 million.

Full Year 2021 Financial Results

Revenues

Our revenues were US$273.1 million in 2021, a 102.4% increase from US$134.9 million in 2020. The increase was primarily driven by the expansion of Yalla’s and Yalla Ludo’s user base and monetization capability enhancements.

Our revenues generated from chatting services were US$208.2 million in 2021, and our revenues generated from games services were US$64.9 million in 2021.

Costs and expenses

Our total costs and expenses were US$190.1 million in 2021, compared with US$131.2 million in 2020. The increase was primarily due to our expanding business scale.

Our cost of revenues was US$95.1 million in 2021, compared with US$61.3 million in last year. The increase was mainly driven by an increase in commission fees for third-party payment platforms resulting from our expanding business scale, partially offset by lower share-based compensation expenses of US$6.3 million recognized during the fourth quarter of 2021, a 61.2% decrease from US$16.3 million in 2020. Excluding share-based compensation expenses, cost of revenues as a percentage of our total revenues remained relatively stable at 32.5% in 2021, compared with 33.4% in 2020.

Our selling and marketing expenses were US$42.4 million in 2021, compared with US$21.7 million in 2020. The increase was mainly driven by higher advertising and market promotion expenses attributable to our continued user acquisition efforts and expanding product portfolio. Excluding share-based compensation expenses, selling and marketing expenses as a percentage of our total revenues increased from 10.4% in 2020 to 11.8% in 2021, primarily due to higher spending on marketing activities related to new products.

7 Non-GAAP earnings per ordinary share is non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by weighted average number of basic and diluted shares outstanding. Non-GAAP earnings per ordinary share is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Our general and administrative expenses were US$38.3 million in 2021, compared with US$43.0 million in 2020. The decrease was mainly driven by lower share-based compensation expenses of US$26.7 million recognized in 2021, a 25.5% decrease from US$35.9 million in 2020, partially offset by an increase in salaries and other benefits for our general and administrative staff. This in turn was driven by an expansion of our general and administrative staff. Excluding share-based compensation expenses, general and administrative expenses as a percentage of our total revenues decreased from 5.3% in 2020 to 4.2% in 2021 due to economies of scale.

Our technology and product development expenses were US$14.3 million in 2021, compared with US$5.2 million in 2020. The increase was mainly driven by an increase in salaries and benefits for our technology and product development staff. Excluding share-based compensation expenses, technology and product development expenses as a percentage of our total revenues also increased from 3.1% in 2020 to 4.9% in 2021, due to the company’s continuous efforts in developing new products and diversifying its product portfolio.

Operating income

Operating income was US$83.0 million in 2021, compared with operating income of US$3.8 million in 2020.

Non-GAAP operating income

Non-GAAP operating income (which excludes share-based compensation expenses) for 2021 was US$127.0 million, a 96.7% increase from US$64.6 million for 2020.

Income tax expense

Our income tax expense was US$2.02 million in 2021, compared with US$0.86 million in 2020.

Net income

Our net income was US$82.6 million in 2021, compared with net income of US$3.2 million in 2020.

Non-GAAP net income

Non-GAAP net income (which excludes share-based compensation expenses) in 2021 was US$126.5 million, a 97.7% increase from US$64.0 million in 2020.

Earnings (loss) per ordinary share

Basic and diluted earnings per ordinary share were US$0.56 and US$0.46 in 2021, while basic and diluted loss per ordinary share were US$0.02 in 2020. Non-GAAP basic and diluted earnings per ordinary share (which exclude share-based compensation expenses) were US$0.85 and US$0.70 respectively, compared with US$0.64 and US$0.57 respectively in 2020.

Outlook

For the first quarter of 2022, the management of the Company currently expects revenues to be between US$66.0 million and US$69.0 million.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call on Monday, March 14, 2022 at 8:00 P.M. U.S. Eastern Time, Tuesday, March 15, 2022 at 4:00 A.M. Dubai Time, or Tuesday, March 15, 2022 at 8:00 A.M. Beijing/Hong Kong time.

Dial-in details for the earnings conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
United Arab Emirates Toll Free:	80-003-570-3589
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	5927256

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.yallatech.ae/.

A replay of the conference call will be accessible until March 21, 2022, by dialing the following telephone numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	1743579

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net margin is non-GAAP net income as a percentage of revenues. We define non-GAAP net income attributable to Yalla Group Limited’s shareholders as net income attributable to Yalla Group Limited’s shareholders excluding share-based compensation. We define non-GAAP earnings per ordinary share as non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by weighted average number of basic and diluted shares outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of GAAP and non-GAAP results is set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the leading voice-centric social networking and entertainment platform in the Middle East and Northern Africa (MENA). The Company’s flagship mobile application, Yalla, is specifically tailored for the people and local cultures of the region and primarily features Yalla rooms, a mirrored online version of the majlis or cafés where people spend their leisure time in casual chats. Voice chats are more suitable to the cultural norms in MENA compared to video chats. The Company strives to maintain users’ equal status on its platform, thereby encouraging all of them to freely communicate and interact with each other. The Company also operates Yalla Ludo, a mobile application featuring online versions of board games that are highly popular in MENA, such as Ludo and Domino. In-game real-time chats and Ludo chat room functions are popular social networking features among users. Through close attention to detail and localized appeal that deeply resonates with users, Yalla’s mobile applications deliver a seamless user experience that fosters a loyal sense of belonging, creating a highly devoted and engaged user community.

For more information, please visit: http://ir.yallatech.ae/

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yallatech.ae

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2020	December 31, 2021
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	236,883,282	351,485,602
Short-term investments	766,295	2,906,344
Prepayments and other current assets	15,725,424	21,957,230
Total current assets	253,375,001	376,349,176
Non-current assets
Property and equipment, net	1,241,756	1,832,952
Operating lease right-of-use assets	—	857,474
Long-term investments	—	1,768,455
Total non-current assets	1,241,756	4,458,881
Total assets	254,616,757	380,808,057

LIABILITIES
Current liabilities
Accounts payable	1,573,784	4,392,330
Deferred revenue	13,359,827	24,971,203
Operating lease liabilities, current	—	472,734
Accrued expenses and other current liabilities	6,148,486	14,896,134
Total current liabilities	21,082,097	44,732,401
Non-current liabilities
Operating lease liabilities, non-current	—	195,596
Total non-current liabilities	—	195,596
Total liabilities	21,082,097	44,927,997

EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares	11,920	12,484
Class B Ordinary Shares	2,473	2,473
Treasury stock	—	(25,419,808)
Additional paid-in capital	220,623,005	265,647,268
Accumulated other comprehensive income	373,989	520,010
Retained earnings	12,523,273	95,123,951
Total shareholders’ equity of Yalla Group Limited	233,534,660	335,886,378
Non-controlling interests	—	(6,318)
Total equity	233,534,660	335,880,060
Total liabilities and equity	254,616,757	380,808,057

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

	Three Months Ended			Year Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2020	December 31, 2021
	US$	US$	US$	US$	US$
Revenues	48,343,470	71,308,909	67,556,824	134,927,410	273,134,908
Costs and expenses:
Cost of revenues	(18,429,067)	(23,414,397)	(23,928,785)	(61,270,887)	(95,144,945)
Selling and marketing expenses	(7,621,296)	(10,968,881)	(13,317,368)	(21,701,852)	(42,404,862)
General and administrative expenses	(11,349,102)	(7,328,752)	(8,130,904)	(42,974,825)	(38,271,252)
Technology and product development expenses	(1,634,465)	(3,859,988)	(3,916,387)	(5,221,124)	(14,286,120)
Total costs and expenses	(39,033,930)	(45,572,018)	(49,293,444)	(131,168,688)	(190,107,179)
Operating income	9,309,540	25,736,891	18,263,380	3,758,722	83,027,729
Interest income	13,343	40,196	35,218	202,474	111,881
Government grant	5,627	—	1,406,028	99,277	1,419,837
Investment income (loss)	1,947	(33,383)	147,154	13,994	54,824
Income before income taxes	9,330,457	25,743,704	19,851,780	4,074,467	84,614,271
Income tax expense	(331,427)	(417,716)	(794,413)	(861,081)	(2,019,911)
Net income	8,999,030	25,325,988	19,057,367	3,213,386	82,594,360
Net loss attributable to non-controlling interests	—	—	6,318	—	6,318
Accretion of redeemable convertible preferred shares	—	—	—	(1,577,026)	—
Dividends distributed to redeemable convertible preferred shareholders	—	—	—	(3,704,083)	—
Net income (loss) attributable to Yalla Group Limited’s shareholders	8,999,030	25,325,988	19,063,685	(2,067,723)	82,600,678

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS (CONTINUED)

	Three Months Ended			Year Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2020	December 31, 2021
	US$	US$	US$	US$	US$
Earnings (loss) per ordinary share
——Basic	0.06	0.17	0.13	(0.02)	0.56
——Diluted	0.06	0.14	0.11	(0.02)	0.46
Weighted average number of shares outstanding used in computing earnings (loss) per ordinary share
——Basic	144,267,234	149,873,794	149,516,472	91,755,810	148,739,986
——Diluted	157,062,018	180,232,792	176,907,506	91,755,810	179,899,466

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended			Year Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2020	December 31, 2021
	US$	US$	US$	US$	US$
Cost of revenues	2,196,453	1,265,422	1,632,754	16,255,275	6,299,864
Selling and marketing expenses	3,187,921	1,768,260	1,878,389	7,672,437	10,102,733
General and administrative expenses	8,750,756	4,632,605	4,689,722	35,861,913	26,729,432
Technology and product development expenses	211,881	216,047	325,757	1,015,858	807,418

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Year Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2020	December 31, 2021
	US$	US$	US$	US$	US$
Operating income	9,309,540	25,736,891	18,263,380	3,758,722	83,027,729
Share-based compensation expenses	14,347,011	7,882,334	8,526,622	60,805,483	43,939,447
Non-GAAP operating income	23,656,551	33,619,225	26,790,002	64,564,205	126,967,176

Net income	8,999,030	25,325,988	19,057,367	3,213,386	82,594,360
Share-based compensation expenses	14,347,011	7,882,334	8,526,622	60,805,483	43,939,447
Non-GAAP net income	23,346,041	33,208,322	27,583,989	64,018,869	126,533,807

Net income (loss) attributable to Yalla Group Limited’s shareholders	8,999,030	25,325,988	19,063,685	(2,067,723)	82,600,678
Share-based compensation expenses	14,347,011	7,882,334	8,526,622	60,805,483	43,939,447
Non-GAAP net income attributable to Yalla Group Limited’s shareholders	23,346,041	33,208,322	27,590,307	58,737,760	126,540,125

Non-GAAP earnings per ordinary share
——Basic	0.16	0.22	0.18	0.64	0.85
——Diluted	0.15	0.18	0.16	0.57	0.70
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	144,267,234	149,873,794	149,516,472	91,755,810	148,739,986
——Diluted	157,062,018	180,232,792	176,907,506	102,806,360	179,899,466